Exhibit 10.4

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, made as of June 22, 2001, by and between Riddell, Inc., an Illinois corporation, with its principal office located at 3670 North Milwaukee Avenue, Chicago, Illinois 60641 (“Riddell” or the “Company”) and William Sherman, residing at 504 South Cumberland Avenue, Park Ridge, Illinois 60068 (“Executive”) is amended and restated as set forth below as of June 25, 2003.

W I T N E S S E T H:

WHEREAS, Riddell Sports Group, Inc. (“RSG”), formerly known as the Riddell Acquisition Sub, Inc. (the “Acquisition Sub”) and Riddell Sports Inc., a Delaware corporation (“RSI”) entered into a Stock Purchase Agreement dated as of April 27, 2001 (the “Prior Purchase Agreement”) pursuant to which Acquisition Sub acquired from RSI the following wholly-owned subsidiaries of RSI: the Company, All American Sports Corporation (“All American”), Equilink Licensing Corporation, Ridmark Corporation, RHC Licensing Corporation, MacMark Corporation and Proacq. Corp. (with all such subsidiaries, other than Riddell, to be referred to hereinafter collectively as the “Subsidiaries”) which are engaged in the business of the design, reconditioning and direct sale of football and baseball helmets, shoulder pads, practice wear, uniforms and other protective equipment to teams and educational institutions and the business of the design, marketing and distribution of sports collectible items (together, the “Business”);

WHEREAS, Executive has served for many years as an executive officer of Riddell and certain other subsidiaries of RSI and has extensive and valuable knowledge of the Business (including confidential and other information proprietary to the Business) and its operations, customers, personnel, plans and prospects;

WHEREAS, effective on the date of the closing of the transactions contemplated by the Prior Purchase Agreement (the “Commencement Date”), the Company desired to employ Executive as its President and Chief Executive Officer, and Executive desired to accept such employment;

WHEREAS, Executive desired to enter into this agreement (and, as amended and restated hereby the “Agreement”) as to the terms of Executive’s employment by the Company;

WHEREAS, in connection with the acquisition of the Business and as a material inducement and condition to enter into the Prior Purchase Agreement and to consummate the transactions contemplated thereby, the Acquisition Sub and the Company required that Executive enter into this Agreement with respect to confidentiality, non-competition, non-solicitation and related matters, and Executive agreed to enter into this Agreement with respect to such matters;

WHEREAS, in connection with the closing (the “Closing”) of the acquisition of RSG by RSG Holdings, LLC, a Delaware limited liability company (“Holdings”) on June 25, 2003 pursuant to the Stock Purchase Agreement dated as of April 29, 2003 among Holdings and the Stockholders of RSG (the “Purchase Agreement”), and in connection therewith Riddell Holdings, LLC, a Delaware limited liability company (“Parent”) shall become the sole member of Holdings, Holdings and Executive desire to amend and restate this Agreement as of such date; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

1. Term of Employment. Except for earlier termination as provided in Section 7 hereof, Executive’s employment under this Agreement shall be for a five (5) year term (the “Employment Term”) commencing on the Commencement Date and ending five (5) years thereafter. Subject to Section 7 hereof, the Employment Term shall be automatically extended for additional terms of successive two (2) year periods, unless the Company or the Executive gives written notice to the other at least one hundred and twenty (120) days prior to the expiration of the then current Employment Term of the termination of Executive’s employment hereunder at the end of such current Employment Term.

2. Positions.

(a) Executive shall serve as President and Chief Executive Officer of the Company and Executive shall also serve (without additional compensation) as President and Chief Executive Officer of each of the Subsidiaries. With respect to his position as President and Chief Executive Officer of the Company, the Executive shall report directly to the Board of the Company. With respect to Executive’s positions as President and Chief Executive Officer of any Subsidiary, the Executive shall report directly to the board of directors of such Subsidiary, it being understood and agreed, however, that each board of directors of each of the Subsidiaries shall report to the Board of Directors of Parent (the “Board”).

(b) Executive shall be the most senior executive officer of the Company and each Subsidiary and shall have all duties and authority that are consistent with his positions as well as any other duties consistent with his position as shall be assigned to him from time to time by the board of directors of the Company or applicable Subsidiary, as the case may be.

(i)	Executive shall have overall responsibility for all operations of the Company and each of the Subsidiaries, including those duties associated with the most senior executive officer of such companies, subject to customary oversight by the Board or the board of directors of the Subsidiary, as applicable, with such duties to include general management, day-to-day operations and long-term planning, including without limitation: (A) internal communications relating to business activities; (B) programs, policies and procedures regarding the overall coordination of the productivity, efficiency and profitability; (C) determining salaries of employees (other than Lawrence Simon) consistent with the budget submitted by the Executive and subject to approval by the Board; (D) determining aggregate amounts to distribute to Management (defined in Section 2(b)(ii) below) from the senior management bonus plan subject to the approval of the Board and in accordance with the terms of such bonus plan; (E) establishing and implementing material strategic partnerships subject to the approval of the Board or the board of directors of the Subsidiary, as applicable; (F) hiring consultants and other third party service providers subject to the approval of the Board to the extent any such engagement would be inconsistent with the budget approved by the Board in the applicable fiscal year; (G) determining amounts to be paid to sales managers pursuant to the sales manager bonus plan of All American as in effect on the date hereof, and, as may be amended hereinafter from time to time; (H) developing budgets for submission, consideration and approval by the Board or the board of directors of the Subsidiary, as applicable and (I) Executive shall have the responsibility for hiring and firing employees provided that Executive shall not hire or fire any employee with title of Vice President or any title more senior in rank than Vice President without the prior consent of the Board.

(ii)	The term “Management” means the members of senior management of the Company and the Subsidiaries, but excluding the Executive and Lawrence Simon and other members of executive management of the Company and the Subsidiaries, the initial list of which is set forth on Exhibit A hereto.

(c) Holdings, RSG and the Company shall take all actions necessary to appoint the Executive to the board of directors or board of managers and the Executive Committee, if any, of Parent, Holdings, RSG, the Company and each of the applicable Subsidiaries during the Employment Term.

(d) During the Employment Term, Executive shall devote all of his business time and efforts to the performance of his duties hereunder; provided, however, that the Executive shall be allowed, to the extent that such activities do not materially interfere with the performance of his duties and responsibilities hereunder, to manage his passive personal interests and to serve on civic or charitable boards or committees, and subject to the next sentence, to serve on corporate boards of directors. Executive may serve on corporate boards of directors only if such service is approved in advance by the Board (which approval may be withdrawn) upon 30 days written notice to the Executive specifying a legitimate business purpose and, in no event, shall the Executive shall serve on any corporate board of directors if such service would be inconsistent with his fiduciary responsibilities to the Company.

3. Base Salary. During the Employment Term, the Company shall pay Executive an initial salary at the annual rate of not less than $265,000, commencing in 2003, which rate shall be reviewed annually by the Board during the Employment Term and increased at the discretion of the Board. Base Salary shall be payable in accordance with the usual payroll practices of the Company, applicable to its senior executives, but no less frequently than semi-monthly.

4. Incentive Compensation.

(a) Bonus. For each fiscal year or portion thereof during the Employment Term, Executive shall participate in a bonus program of the Company. For fiscal year 2003 and after, the bonus program shall provide a target annualized cash bonus opportunity equal to sixty percent (60%) (the “Bonus”) of the Executive’s Base Salary as determined by the Board, at least fifty percent (50%) of such bonus shall depend on the achievement of a performance goal attributable to RSG’s earnings before interest, depreciation and taxes (“EBITDA”). In addition, the Board, in its discretion may specify other measures, for up to 50% of such bonus. In the event no other measures are established, 100% of such bonus will be based upon the achievement of an EBITDA target, and shall be subject to all other terms and conditions as specified by the Board. For Fiscal Year 2003, the bonus shall be paid exclusively upon the achievement of the EBITDA target, which shall be $19.6 million (the “2003 Target”). If 95% of the 2003 Target is met, Executive shall be paid 50% of the Bonus and for each additional increase of 1% in excess of 95% of 2003 Target, Executive shall be paid an additional 10% of the Bonus up to a maximum of 100% of Bonus for 100% of 2003 Target.

(b) Equity.

(i)	Class B Units. Executive shall be entitled to receive Class B Units under Parent’s 2003 Equity Incentive Plan, substantially in the form of the Class B Unit Certificate attached hereto as Exhibit B.

(ii)	Purchased Units. At the Closing, Executive shall purchase from Parent and Parent shall sell to Executive Class A Common Units and Preferred Units of Parent (the “Purchased Units”) pursuant to the terms and conditions set forth in a Subscription and Exchange Agreement in the form attached hereto as Exhibit H. Purchased Units shall at all times be vested and non-forfeitable and shall be subject to the terms of the Limited Liability Company Agreement of Parent (the “Operating Agreement”). In addition, the Purchased Units shall have the special rights described in Exhibit C hereto.

(c) Other Compensation. The Company may, upon recommendation of the Compensation Committee, if any, award to Executive such other bonuses and compensation as it deems appropriate.

5. Employee Benefits and Vacation.

(a) During the Employment Term, Executive shall be entitled to participate in all pension, long-term incentive compensation, retirement, savings, welfare and other employee benefit plans and arrangements and fringe benefits and perquisites (“Benefits”) generally maintained by the Company from time to time for the benefit of senior executives of the Company of a comparable level, in each case in accordance with their respective terms as in effect from time to time; provided, however, that the period of time prior to the date of the Purchase Agreement during which the Executive was employed by Riddell shall be recognized for purposes of determining his eligibility to participate in such plans and programs and receive awards under such plans and programs; and provided further that the Company shall provide Executive with Benefits at least as favorable to Executive as those maintained by RSG and Riddell immediately prior to the Closing Date.

(b) During the Employment Term, Executive shall be entitled to vacation each year in accordance with the Company’s policies and practices in effect from time to time provided the Company shall provide Executive with vacation time off on terms at least as favorable as provided to him by RSG immediately prior to the Closing. Executive shall also be entitled to such periods of sick leave as is customarily provided by the Company to its senior executives.

6. Business Expenses. The Company shall reimburse Executive for the travel, entertainment and other business expenses incurred by Executive in the performance of his duties hereunder, in accordance with the Company’s policies and practices in effect from time to time; provided that the Company shall maintain a travel, entertainment and business expense policy during the Employment Term that is at least as favorable to Executive as the policy maintained by RSG and Riddell immediately prior to the Closing.

7. Termination.

(a) The employment of Executive and the Employment Term shall terminate as provided in Section 1 hereof or, if earlier, upon the date (the “Termination Date”) that is the earliest to occur of any of the following events:

(i)	the death of Executive;

(ii)	the termination of Executive’s employment by the Company due to Executive’s Disability (as defined in Exhibit D) pursuant to Section 7(b) hereof;

(iii)	the termination of Executive’s employment by Executive for Good Reason (as defined in Exhibit D) pursuant to Section 7(c) hereof;

(iv)	the termination of Executive’s employment by the Company for Cause (as defined in Exhibit D) pursuant to Section 7(d) hereof;

(v)	the termination of employment by Executive without Good Reason or the Company’s termination of the Executive’s employment without Cause in each case, upon at least thirty (30) days’ prior written notice pursuant to Section 7(e) hereof; or

(vi)	the retirement of Executive by Executive after his 65th birthday.

In the event of the Executive’s termination of employment hereunder, the rights and obligations of the parties shall be determined pursuant to this Agreement.

(b) Disability. If Executive incurs a Disability, the Company may terminate Executive’s employment for Disability upon thirty (30) days written notice by a Notice of Disability Termination, at any time thereafter during such twelve (12) month period while Executive is unable to carry out his duties as a result of the same or related physical or mental illness or incapacity. Such termination shall not be effective if Executive returns to the full time performance of his material duties within such thirty (30) day period.

(c) Termination for Good Reason. A “Termination for Good Reason” means a termination by Executive by written notice given within ninety (90) days after the occurrence of the Good Reason event, unless such circumstances are fully corrected prior to the date of termination specified in the Notice of Termination for Good Reason. The failure by Executive to set forth in the Notice of Termination for Good Reason any facts or circumstances which contribute to the showing of Good Reason shall not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing his rights hereunder. A “Notice of Termination for Good Reason” shall mean a notice that shall indicate the specific Good Reason event relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination for Good Reason. The Notice of Termination for Good Reason shall provide for a date of termination not less than ten (10) nor more than thirty (30) days after the date such Notice of Termination for Good Reason is given.

(d) Cause. Subject to the notification provisions of this Section 7(d), Executive’s employment hereunder may be terminated by the Company for Cause. A “Notice of Termination for Cause” shall mean a notice that shall indicate the specific termination provision in Section (a) of Exhibit D relied upon and shall set forth in reasonable detail the facts and circumstances, which provide for a basis for the termination for Cause. The date of termination for a termination for Cause shall be the date indicated in the Notice of Termination. Any purported termination for Cause, which is held by a court not to have been based on the grounds, set forth in this Agreement or not to have followed the procedures set forth in this Agreement shall be deemed a termination by the Company without Cause.

(e) Voluntary Termination by Executive Without Good Reason; Termination Without Cause. The Executive may terminate employment with the Company and its Subsidiaries during the Employment Term without Good Reason upon thirty (30) days’ prior written notice to the Company. The Company may terminate the Executive’s employment with the Company and its Subsidiaries without Cause during the Employment Term upon thirty (30) days’ prior written notice to the Executive. For purposes of this Section, the notice shall be referred to as a “Notice of Termination.” In each case the Notice of Termination shall provide for a termination date of no less than thirty (30) days from the date the Notice of Termination is given, unless the parties agree otherwise.

8. Consequences of Termination of Employment.

(a) If Executive’s employment and the Employment Term are terminated (i) by reason of Executive’s death or Disability, or (ii) by Executive without Good Reason or as a result of the Executive giving notice of non-extension of the Employment Term pursuant to Section 1 hereof, or (iii) by the Company for Cause pursuant to Section 7(a)(vi) hereof, the employment period under this Agreement shall terminate without further obligations to Executive or Executive’s legal representatives under this Agreement except that Executive (or his legal representatives) shall be entitled to receipt of: (i) payment of any Base Salary earned but unpaid through the Termination Date, any accrued but unused vacation pay payable pursuant to the Company’s policies through the Termination Date (“Accrued Vacation”), and any unreimbursed business expenses payable pursuant to Section 6 (collectively “Accrued Amounts”) (which amounts shall, in the event of Executive’s death, be promptly paid in a lump sum to Executive’s estate); (ii) payment of any earned but unpaid bonus for all fiscal years ending prior to the fiscal year in which the termination occurs (“Unpaid Bonus”), and (iii) payment of any other amounts or benefits owing to Executive through the Termination Date under the then applicable employee benefit plans, long term incentive plans, equity plans, other benefit arrangements and programs of the Company which shall be paid in accordance with such plans and programs (“Accrued Benefits”). Notwithstanding the foregoing, (i) in the case of Executive’s termination as a result of death or Disability, in addition to the foregoing, Executive or his estate shall also be paid Base Salary from the Termination Date to the date ending sixty (60) days thereafter and the Executive (or surviving spouse and other eligible dependents) shall continue to receive benefits under the Company’s group medical and dental plans.

(b) Termination by Executive for Good Reason; Company without Cause, or Non-Extension of the Term by the Company. If Executive’s employment and the

Employment Term are terminated (i) by Executive for Good Reason, (ii) by the Company without Cause, or (iii) if Executive’s employment with the Company terminates as a result of the Company giving notice of non-extension of the Employment Term pursuant to Section 1 hereof, Executive shall be entitled to receive the Accrued Amounts and shall, subject to Sections 9(b), 9(c) and 10 hereof, be entitled to receive: (A) equal monthly payments of an amount equal to his then monthly rate of Base Salary for twenty-four (24) months following the Termination Date (“Severance Period”), (B) continued participation, during the Severance Period, under the then applicable health, hospitalization and major medical plans with all such benefits to be paid or provided in accordance with the terms of such plans, (C) payment of Accrued Amounts through the Termination Date, (D) payment of the Unpaid Bonus Amount, (E) payment of Accrued Benefits and (F) payment of the earned bonus the Executive would otherwise have earned for the fiscal year in which the termination occurs, pro rated through the Termination Date; provided that payment of the pro-rated bonus shall not be made to the Executive until the date other bonuses for such period are paid to the Company’s executives.

9. No Mitigation; No Set-Off.

(a) In the event of any termination of employment under Section 8, Executive shall be under no obligation to seek other employment and there shall be no offset against any amounts due Executive under this Agreement. Any amounts due under Section 8 are in the nature of severance payments and are not in the nature of a penalty. Such amounts are inclusive, and in lieu of any, amounts payable under any other salary continuation or cash severance arrangement of the Company and to the extent paid or provided under any other such arrangement shall be offset from the amount due hereunder.

(b) Executive agrees that, as a condition to receiving the payments and benefits provided under Section 8(b) hereunder he will execute, deliver and not revoke (within the time period permitted by applicable law) a release of claims under this Agreement in the form attached hereto as Exhibit F (with such form of release to specifically provide for no release to be given for any right of indemnification the Executive is entitled to receive hereunder or under the Company’s By-laws or any rights to benefits under the benefit or equity plans that, by their terms, are intended to survive termination of the Executive’s employment hereunder).

(c) Upon any termination of employment, Executive agrees that he shall resign as an officer and director of the Company, Riddell, any Subsidiary and any affiliate and as a fiduciary of any benefit plan of any of the foregoing.

10. Confidential Information, Non-Competition and Non-Solicitation of the Company.

(a) (i) Executive acknowledges that as a result of his employment by the Company, Executive will obtain secret and confidential information as to the Company and the Subsidiaries and create relationships with customers, suppliers and other persons dealing with the Company and the Subsidiaries and the Company and the Subsidiaries will suffer substantial damage, which would be difficult to ascertain, if Executive should use such confidential information or take advantage of such relationship in a manner prohibited hereby and that because of the nature of the information that will be known to Executive and the relationships created it is necessary for the Company and the Subsidiaries to be protected by the prohibition against Competition as set forth herein, as well as the Confidentiality restrictions set forth herein.

(ii)	Executive acknowledges that the retention of nonclerical employees employed by the Company and the Subsidiaries in which the Company and the Subsidiaries have invested training and depends on for the operation of the Business is important to the Business of the Company and the Subsidiaries, that Executive will obtain unique information as to such employees as an executive of the Company and will develop a unique relationship with such persons as a result of being an executive of the Company and, therefore, it is necessary for the Company and the Subsidiaries to be protected from Executive’s Solicitation of such employees as set forth below.

(iii)	Executive acknowledges that the provisions of this Agreement are reasonable and necessary for the protection of the businesses of the Company and the Subsidiaries and that part of the compensation paid under this Agreement and the agreement to pay severance in certain instances is in consideration for the agreements in this Section 10.

(b) “Competition” shall mean selling any of the same products and/or services sold by the Company and the Subsidiaries in the Business to customers of the Company and the Subsidiaries or participating, directly or indirectly, as an individual proprietor, partner, member, stockholder, officer, employee, director, joint venturer, investor, lender, consultant or in any capacity whatsoever (within the United States) and in any country where the Company or the Subsidiaries do Business in a business selling such products and/or services to such customers; provided, however, that such participation shall not include (i) the mere ownership of not more than one percent (1%) of the total outstanding stock of a publicly held company; or (ii) any activity engaged in with the prior written approval of the Board.

(c) “Solicitation” shall mean: hiring, recruiting, soliciting or inducing of any nonclerical employee or employees of the Company or the Subsidiaries to terminate their employment with, or otherwise cease their relationship with, the Company or the Subsidiaries or hiring or assisting another person or entity to hire any nonclerical employee of the Company or the Subsidiaries or any person who within six (6) months before had been a nonclerical employee of the Company or the Subsidiaries and were recruited or solicited for such employment or other retention while an employee of the Company; provided, however, that solicitation shall not include any of the foregoing activities engaged in with the prior written approval of the Board.

(d) If any restriction set forth with regard to Competition or Solicitation is found by any court of competent jurisdiction, or an arbitrator, to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend over the maximum period of time, range of activities or geographic area as to which it may be enforceable. If any provision of this Section 10 shall be declared to be invalid or unenforceable, in whole or in part, as a result of the foregoing, as a result of public policy or for any other reason, such invalidity shall not affect the remaining provisions of this Section which shall remain in full force and effect.

(e) During and after the Employment Term, Executive shall hold in a fiduciary capacity for the benefit of the Company and the Subsidiaries all secret or confidential information, proprietary knowledge or proprietary data relating to the Company and the Subsidiaries (“Confidential Information”), and their respective businesses, including any Confidential Information as to customers of the Company and the Subsidiaries, (i) obtained by Executive during his employment by the Company and the Subsidiaries and (ii) not otherwise publicly known or known within the applicable industry. Executive shall not, without prior written consent of the Company, unless compelled pursuant to the order of a court or other governmental or legal body having jurisdiction over such matter, communicate or divulge any such information, knowledge or data to anyone other than the Company and its affiliates, agents, representative, and those designated by it. In the event Executive is compelled by order of a court or other governmental or legal body to communicate or divulge any such information, knowledge or data to anyone other than the foregoing, he shall promptly notify the Company of any such order and he shall, at the Company’s expense, cooperate fully with the Company in protecting such information to the extent possible under applicable law.

(f) Upon termination of his employment with the Company or at any time as the Company may request, Executive will promptly deliver to the Company, as requested, all documents (whether prepared by the Company, a Subsidiary, Executive or a third party) relating to the Company, a Subsidiary or any of their businesses or property which he may possess or have under his direction or control other than documents provided to Executive in his capacity as a participant in any employee benefit plan, policy or program of the Company or any agreement by and between Executive and the Company with regard to Executive’s employment or severance.

(g) During the Employment Term and for three (3) years following a termination of Executive’s employment for any reason whatsoever, whether by the Company or by Executive and whether or not for Cause, Good Reason or non-extension of the Employment Term, Executive will not engage in Solicitation.

(h) During the Employment Term and for twenty-four (24) months following the Executive’s termination of employment, Executive will not enter into Competition with the Company or the Subsidiaries; provided, however, the foregoing period shall be increased by one (1) month for each month that cash equal in value to a month of Base Salary (determined at the rate of Base Salary in effect at the time of the Executive’s termination of employment) is paid by the Company to the Executive pursuant to Section 8 of this Agreement for Accrued Vacation and payment of any bonus earned by the Executive for the fiscal year in which the Executive’s termination of employment occurs, but specifically excluding the Unpaid Bonus (the “Extending Bonus”), i.e., if, at termination of employment, the Executive receives Accrued Vacation and Extending Bonus equal in value to six (6) months of his then current Base Salary, the period described in this Section 10(h) shall be extended by six (6) months.

(i) In the event of a breach or potential breach of this Section 10, Executive acknowledges that the Company, the Subsidiaries and other affiliates will be caused irreparable injury and that money damages may not be an adequate remedy and agrees that the Company, the Subsidiaries and other affiliates shall be entitled to injunctive relief (in addition to its other remedies at law) to have the provisions of this Section 10 enforced (without the requirement of posting a bond). It is hereby acknowledged that the provisions of this Section 10 are for the benefit of the Company and all of the

Subsidiaries of the Company and other affiliates and each such entity may enforce the provisions of this Section 10 and only the applicable entity can waive the rights hereunder with respect to its confidential information and employees.

(j) Furthermore, in the event of breach of this Section 10 by Executive, while he is receiving amounts under Section 8(b) hereof, Executive shall not be entitled to receive any future amounts pursuant to Section 8(b) hereof. In addition, in the event of breach of this Section 10 by Executive, Executive shall promptly return to the Company all amounts previously paid to Executive under Section 8(b) hereof. In the event of breach of Section 8 by the Company, Executive shall be released from his obligations under Section 10(h) hereof.

11. Indemnification. The Company and the Executive shall enter into an Indemnification Agreement substantially in the form of Exhibit E hereof. The Company shall cover Executive under directors and officer’s liability insurance both during and, while potential liability exists, after the Employment Term ends in the same amount and to the same extent as the Company covers its other senior executive offices and directors.

12. Legal and Other Fees and Expenses.

In the event that a claim for payment or benefits under this Agreement is disputed, the Company shall pay all reasonable attorney, accountant and other professional fees and reasonable expenses incurred by Executive in pursuing such claim, provided Executive is successful with regard to a material portion of his claim.

13. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without reference to principles of conflict of laws. The Circuit Court for the State of Illinois sitting in Cook County and the United States District Court for the Northern District, Eastern Division shall have exclusive jurisdiction over the parties (and the subject matter) in connection with any action or proceeding arising out of or relating to this Agreement or any document or instrument delivered pursuit to or in connection with this Agreement. In any such action or proceeding the parties waive personal service of any summons, complaint or other process; a summons or complaint in any such action or proceeding may be served by mail, in accordance with Section 13(f).

(b) Entire Agreement/Amendments. This Agreement and the instruments contemplated herein, contain the entire understanding of the parties with respect to the employment of Executive by the Company from and after the Commencement Date and supersedes any prior agreements between the Company and Executive with respect thereto, except nothing contained herein shall affect the rights and obligations of the Executive under the Purchase Agreement and the Operating Agreement. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein and therein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(c) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any such waiver must be in writing and signed by Executive or an authorized officer of the Company, as the case may be.

(d) Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be assignable by the Company only to an entity which is owned, directly or indirectly, in whole or in part by the Company or by any successor to the Company or an acquirer of all or substantial all of the assets of the Company or all or substantially all of the assets of a group of subsidiaries and divisions of the Company, provided such entity or acquirer promptly assumes all of the obligations hereunder of the Company in a writing delivered to Executive and otherwise complies with the provisions hereof with regard to such assumption. Upon such assignment and assumption, all references to the Company herein shall be to the assignee entity or acquirer, as the case may be. In the event the Company or Acquisition Sub or any of the other Subsidiaries assign any of their respective rights or obligations under this Agreement to any person, then the Company, Acquisition Sub or any of the other Subsidiaries, as the case may be, shall continue to remain liable for the obligations hereunder.

(e) Successors; Binding Agreement; Third Party Beneficiaries; Joint and Several Liability. This Agreement shall inure to the benefit of and be binding upon the personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees legatees and permitted assignees of the parties hereto. In the event of Executive’s death while receiving amounts payable pursuant to Section 8(b) hereof, any remaining amounts shall be paid to Executive’s estate. The Company and RSG shall be jointly and severally liable for the obligations of the Company and RSG under this Agreement.

(f) Communications. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (i) when faxed or delivered, or (ii) two (2) business days after being mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the initial page of this Agreement, or to such other address as any party may have furnished to the other in writing in accordance herewith, provided that all notices to the Company shall be directed to the attention of the General Counsel and Secretary of the Company and that a copy of all notices to the Company shall be delivered to Ropes & Gray LLP, One International Place, Boston, MA 02110, Attention: Lauren I. Norton and to Riddell Holdings, LLC, c/o Fenway Partners, Inc., 152 West 57th Street, New York, New York 10019, Attention: Richard C. Dresdale. Notice of change of address shall be effective only upon receipt.

(g) Withholding Taxes. The Company may withhold from any and all amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(h) Survivorship. The respective rights and obligations of the parties hereunder, including without limitation Section 11 hereof, shall survive any termination of Executive’s employment to the extent necessary to the agreed preservation of such rights and obligations.

(i) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

(j) Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(k) Executive’s Representation. Executive represents and warrants to the Company that there is no legal impediment to him entering into, or performing his obligations under this Agreement and neither entering into this Agreement nor performing his contemplated service hereunder will violate any agreement to which he is a party or any other legal restriction. Executive further represents and warrants that in performing his duties hereunder he will not use or disclose any confidential information of any prior employer or other person or entity. Executive represents and warrants to the Company that, as of the date hereof, there is not and has not been any breach of the Agreement by Executive or, to the Executive’s knowledge, the Company.

(l) Indemnity Letter. Effective as of the date hereof, the Indemnity Letter between the Company and Executive in the form of Exhibit G to the Agreement prior to the amendment and restatement hereof shall be terminated and the Company and its subsidiaries and affiliates shall have no obligations thereunder.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

RIDDELL, INC.

By:	/s/ Aron Schwartz
Name:	Aron Schwartz
Title:	Vice President

/s/ William Sherman
William Sherman

Exhibit B

Form of Class B Unit Certificate

[Attached]

B-1

Exhibit C

Special Rights Applicable to

Purchased Units

1. Put Right of Executive.

1.1 The Executive shall have in his sole discretion the right, at any time following the later to occur of (i) the termination of such Executive’s employment with the Company hereunder or (ii) the termination of the Severance Period, and, in either case, for a period of one (1) year thereafter, to require (the “Put”) the Parent to purchase all or any part of the Purchased Units held by the Executive, for a purchase price (the “Put Purchase Price”) equal to 75% of the fair market value of such Purchased Units, as reasonably determined in good faith by the board of managers of the Parent (the “Parent”) (without giving effect to any minority or illiquidity discounts). Upon receipt of a written notice (the “Put Notice”) that the Executive intends to exercise the Put (which notice shall specify the number of Purchased Units the Executive elects to have purchased), the Acquisition Sub shall promptly determine the Put Purchase Price. Subject to the provisions of Section 1.2 below, within 60 days after receipt of the Put Notice, the Executive shall surrender the certificate or certificates representing the Purchased Units subject to the Put, against payment by the Parent of the Put Purchase Price.

2. Call Right of the Acquisition Sub.

2.1 The Parent shall have in its sole discretion the right, at any time following the termination of a Executive’s employment with the Company and for the same period of time in which the Executive may exercise his Put right under Section 1.1, above, to require (the “Call”) the Executive to sell to the Parent Sub all or any part of the Purchased Units held by the Executive, for a purchase price (the “Call Purchase Price”) equal to the fair market value of such Purchased Units as reasonably determined in good faith by the Parent Board (without giving effect to any minority or illiquidity discounts). Upon receipt of a written notice (the “Call Notice”) that the Parent Sub intends to exercise the Call (which notice shall specify the number of Purchased Units the Acquisition Sub elects to purchase), the Parent Sub shall promptly determine the Call Purchase Price. Within 60 days after receipt of the Call Notice, the Executive shall surrender the certificate or certificates representing the Purchased Units subject to the Call, against payment by the Parent of the Call Purchase Price.

2.2. The Parent shall pay the Put Purchase Price or the Call Purchase Price using:

(a) first, available cash in the Parent’s treasury or available cash that may be distributed to the Parent as a dividend from a direct or indirect subsidiary; provided that available cash shall not include (i) any amount the payment or distribution of which would constitute, result in or give rise to any breach or violation of, or any default or right or cause of action under, applicable law or any financing agreement or arrangement to

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which the Company or any of its subsidiaries is, from time to time, a party, (ii) cash used to pay the Parent’s operating expenses, including without limitation, current trade or other accounts payable, taxes, and legal, audit and other advisor fees, or (ii) the proceeds from any sale of Units or other securities of the Parent; and

(b) second, a promissory note issued by the Parent in the principal amount of the portion of the purchase price that could not be paid pursuant to clauses (a) above.

Any promissory note issued under this Section 2.2 shall (1) provide that, subject to the immediately following sentence, the principal amount will be due and payable in four equal annual installments, the first such installment becoming due and payable on the first anniversary of the issuance of such note, and interest will accrue thereon at a rate equal to 1% over the lowest rate on money borrowed by any of the Parent’s direct or indirect subsidiaries from their senior lenders and, if such interest is not paid in cash annually, it shall be added to the principal amount outstanding thereon, (2) be subordinated to the Parent’s indebtedness for money borrowed, (3) be prepayable at the Parent’s option in whole or in part at any time and from time to time without premium or penalty and (4) be non-transferable. Payments of principal or interests on a promissory note issued under this Section 2.2 shall be made using available funds listed above in clause (a), provided that if any payment on a promissory note issued under this Section 2.2 would be prohibited under applicable law or the funds listed above in clause (a) are not available for such payment, then notwithstanding any of the provisions of such note, including without limitation, the stated maturity of such note and the stated date on which payments of interest or principal are due, such payment will not become due and payable until such time as such payment can be made without violating any such law or the funds listed above in clause (a) are available for such payment, as the case may be.

The Company agrees to use its commercially reasonable efforts to obtain a waiver under any financing agreement or arrangement to which the Company or any of its Subsidiaries is a party to permit a payment under this Section 2.2, provided that the Company and its Subsidiaries are, and following such payment will be, in compliance with the financial covenants set forth in such financing agreement or arrangement and any refinancings thereof, without giving effect to any amendments, supplements, restatements or waivers after the Closing under the Purchase Agreement.

3. Defined Terms.

Any capitalized term not defined in this Exhibit C (or in the Agreement) shall have the meaning ascribed to such term in the Operating Agreement.

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Exhibit D

(a)	Cause. For purposes of this Agreement, the term “Cause” shall be limited to: (i) Executive’s refusal or willful failure to substantially perform his duties within three (3) days after a written demand for performance is delivered to the Executive by the Board which identifies the manner in which it is believed that the Executive has failed to perform his duties hereunder; (ii) Executive’s gross negligence or willful misconduct with regard to the Company or its affiliates which has a material adverse impact on the Company or its affiliates, whether economic, or reputation wise or otherwise, as determined by the Board; (iii) Executive’s conviction of, or pleading nolo contendere to, (A) a felony or any crime involving fraud or material dishonesty or (B) any felony or crime involving moral turpitude that might be reasonably expected to adversely effect the Company or the Parent or any of its Subsidiaries; (iv) Executive’s refusal or willful failure to follow a lawful, written direction of the Board or its designee, within the scope of the Executive’s duties hereunder within three (3) days after written notice has been given to the Executive by the Board that failure to follow the direction will be grounds for termination for Cause; (v) Executive’s theft, fraud, breach of a fiduciary duty owed to the Company or its affiliates, including but not limited to any breach or violation of Section 10 hereof or any material act of dishonesty related to the Business or Parent or any of its Subsidiaries; (vi) the representations or warranties in Section 13(k) hereof prove false in a material respect; or (viii) the Executive’s breach of a material provision of this Agreement unless corrected by Executive within ten (10) days of the Company’s written notification to Executive of such breach or (viii) any restatement of Holding’s audited financial statements shall occur or Holding’s auditors shall require an adjustment to current year financials then being audited, which would result in a greater than 10% decrease to Holding’s EBITDA for any fiscal year and would also require a waiver or amendment of Holding’s credit agreement with its senior lenders. No act or failure to act by the Executive shall be deemed “willful” if done or omitted to be done by the Executive in good faith and in the reasonable belief that such action or omission was in the best interest of the Parent and its Subsidiaries and/or permitted or required by applicable law.

(b)	Disability. For purposes of this Agreement, “Disability” shall mean by reason of the same or related physical or mental illness or incapacity, Executive is unable to substantially carry out his duties pursuant to this Agreement for more than six (6) months in any twelve (12) month period.

(c)	Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence, without Executive’s express written consent of any of the following circumstances: (i) a material breach by the Company of any provision of this Agreement, including, but not limited to, failure to pay Base Salary, bonus or any other compensation or benefits when due or the failure to appoint the Executive to the positions provided for in Section 2 hereof, provided such breach is not cured by the Company within fifteen (15) days after receipt of the Executive’s written notification to the Company of such breach; (ii) any adverse alteration of Executive’s positions, duties

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or responsibilities hereunder (except in each case in connection with the termination of Executive’s employment for Cause or Disability or as a result of the Executive’s death or temporarily as a result of the Executive’s illness or other absence) or the assignment to Executive of duties or responsibilities inconsistent with Executive’s position as President and Chief Executive Officer of the Company; or (iii) relocation of the Company’s principal offices at least fifty (50) miles from its current location in the greater Chicago metroplex area.

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Exhibit E

Form of Indemnification Agreement

[Attached]

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Exhibit F

FORM OF WAIVER AND GENERAL RELEASE

To:	Riddell, Inc.
3670 North Milwaukee Avenue
Chicago, Illinois 60641

1. In consideration for the payments and/or other benefits or agreements to be provided me pursuant to Section 10 of the Employment Agreement made as of June 22, 2001 and amended and restated as of June 25, 2003 between Riddell, Inc. (the “Company”) and me (the “Employment Agreement”), I, for myself and for my heirs, executors, administrators, and assigns (hereinafter referred to collectively as “Releasors”), forever release and discharge the Company, its parent, and any and all of its subsidiaries, divisions, affiliated entities, employee benefit and/or pension plans or funds, successors and assigns, and all of its or their past and present officers, directors, shareholders, trustees, agents, partners and members (including but not limited to Lincolnshire Management, Inc. and its affiliates and subsidiaries), and employees (hereinafter referred to as the “Entities and Persons”), from any and all claims, demands, causes of action, fees and liabilities of any kind whatsoever, whether known or unknown, which I ever had, now have, or may have against the Entities and Persons by reason of any actual or alleged act, omission, transaction, practice, conduct, occurrence, or other matter up to and including the date of this Waiver and General Release with regard to my employment under the Employment Agreement and the termination of my employment and the termination of said agreement.

2. Notwithstanding the foregoing, the foregoing release shall not cover: (a) rights of indemnification I currently have under the Company’s Certificate of Incorporation, By-laws, insurance policies or otherwise with regard to my service as an officer of the Company, including pursuant to separate letter agreements with the Company, (b) rights under the Operating Agreement, as such term is defined in the Employment Agreement, or (c) rights or entitlements that I have under any of the Company’s employee benefit plans, policies or programs.

3. I agree that I will not, from any source or proceeding, seek or accept any award or settlement with respect to any claim or right covered by Section 1 above. In addition to the foregoing, except as otherwise prohibited by law, I represent and warrant that I will not sue or commence any proceeding (judicial or administrative), or participate in any action, suit or proceeding, against any of the Entities and Persons, with respect to any act, event, occurrence, or any alleged failure to act, released hereunder. If, notwithstanding the foregoing promises, I or any Releasors sue or commence a proceeding, I shall be required to first repay all monies and property paid to me by the Company and the Entities and Persons pursuant to Section 10 of the Employment Agreement before taking such action.

4. The interpretation of this Waiver and General Release will be governed by the laws of the State of Illinois without reference to principles of conflict of laws. In the event any provision of this Waiver and General Release shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision of this Waiver and General Release.

5. Except as provided in the following sentence, any dispute that may arise under or in connection with this Waiver and General Release or the enforcement of this Waiver and General Release shall be resolved solely and exclusively through binding arbitration, to be held in Chicago, Illinois in accordance with the rules and procedures of the American Arbitration Association. Nothing in this paragraph shall prevent any party from commencing an action in either a state or U.S. federal district court in Illinois to enforce the provisions of this paragraph or to seek interim judicial relief pending arbitration; and, in connection therewith, each party consents to the exercise of personal jurisdiction by either of said courts.

6. This Waiver and General Release is not intended, and shall not be construed, as an admission that the Entities and Persons have violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever against me.

7. I acknowledge that I have been advised by the Company to consult an attorney before signing this Waiver and General Release and that I have executed this Waiver and General Release after having had the opportunity to consult with an attorney of my choice.

8. I further acknowledge that I have read this Waiver and General Release and the Letter Agreement in full, have had twenty-one (21) days to consider the terms of this Waiver and General Release, that I fully understand the terms, and that I have knowingly and voluntarily assented to all the terms and conditions contained herein.

9. I further acknowledge that after executing the Waiver and General Release I have seven (7) days to revoke it by delivery of a Notice of Revocation via Federal Express to                      to the attention of                                          prior to the eighth (8th) day after execution and delivery by me of the Waiver and General Release. I understand that if so revoked by me, the Company’s obligations under this Waiver and General Release and its payment and other obligations under Section 10 of the Employment Agreement are null and void.

10. I understand that this Waiver and General Release, together with the Letter Agreement, constitute the complete understanding between the Company and me and that no other promises or agreements shall be binding unless in writing and signed by both the Company and me.

IN WITNESS WHEREOF, I have hereby executed this WAIVER AND GENERAL RELEASE as of this      day of     , 20    .

Signature:	Dated:

Witness:	Dated:

Exhibit G

Prior Indemnity Agreement

(Terminated in Connection with the Agreement)

[Attached]

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Exhibit H

Form of Subscription and Exchange Agreement

[Attached]

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